AEM SPA





SEC MAIL
RECEIVED
PROCESSING
JUN - 2 2005
WASH. D.C.
199
SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/266/2005/MAN/cg



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER



05008541

May 30, 2005

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Minutes of Aem Shareholders Meeting held on April 29, 2005.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod.5968117 - 3.2004


SEC MAIL PROCESSING
RECEIVED
JUN - 2 2005
WASH, D.C.
199
SECTION

AEM S.p.A.

MINUTES OF THE ORDINARY SHAREHOLDERS' MEETING

APRIL 29, 2005

On the twenty-ninth day of April 2005, at 10:32 a.m., the Ordinary Shareholders' Meeting of AEM S.p.A. was held in Milan, at "Casa dell'Energia AEM", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that;

- in addition to himself, the following persons were present in their capacity as members of the Board of Directors:

-- Francesco Randazzo (Deputy Chairman);

-- Gianni Castelli;

-- Mario Mauri;

-- Paolo Oberti;

-- Aldo Scarselli

-- Antonio Taormina;

- as members of the Board of Statutory Auditors, the following regular auditors were present:

-- Luigi Carlo Spadacini (Chairman);

-- Alfredo Fossati;

-- Italo Bruno Vergallo;

- the board member Mr. Giulio Del Ninno justified his absence.

Pursuant to Article 13 of the By-Laws, the Chairman proposed to the Shareholders' Meeting to appoint Mr. Carlo Marchetti, Notary Public, as Secretary.

The Shareholders' Meeting unanimously approved.

The Chairman declared the appointment of Mr. Carlo Marchetti as Secretary.

The Chairman acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 10:30 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 72 of March 29, 2005,

Notice No. S-3097, and subsequent erratum slip - following printing errors by the Istituto Poligrafico e Zecca dello Stato - published in the Official Gazette of the Republic of Italy, Notice Sheet No. 80 of April 7, 2005, Notice No. C-6848, as well as in the following dailies: *Il Sole 24 Ore* and *Milano Finanza* of March 29, 2005, with the following

Agenda

1. Financial Statements as of December 31, 2004, Management Report of the Board of Directors and Report of the Board of Statutory Auditors: inherent and consequent resolutions.
2. Determinations pursuant to Article 16 of the By-Laws: definition of the number of directors; acknowledgement of the members of the Board of Directors directly appointed by the Municipality of Milan; election of the directors not directly appointed by the Municipality of Milan.
3. Appointment of the Chairman of the Board of Directors.
4. Determination of the remuneration of the Board of Directors pursuant to Article 2389, paragraph 1, of the Italian Civil Code.
5. Determinations pursuant to Article 22 of the By-Laws: acknowledgement of the members of the Board of Statutory Auditors directly appointed by the Municipality of Milan; election of the auditors not directly appointed by the Municipality of Milan.
6. Determination of the remuneration of the Board of Statutory Auditors pursuant to Article 2402 of the Italian Civil Code.
7. Purchase and sale of own shares: inherent and consequent resolutions.

- The Chairman also acknowledged that, with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled. More specifically:
-- the draft financial statements, the consolidated financial statements, the Management Report and the Annual Report on corporate governance, approved by the Board of Directors of 16 March 2005, had been made available at the registered office and at Borsa Italiana S.p.A.[1], as well as on the Company's website: www.aem.it, starting from March 31, 2005;
- while the Report of the Board of Statutory Auditors and of the Accounting Firm, as well as the Explanatory Reports of the Directors on the appointment of the corporate bodies and the purchase

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[1] Italian Stock Exchange.

and sale of own shares, had been made available, by the same procedures, starting from April 14, 2005, and simultaneously transmitted to *Consob*[2], in accordance with the *Consob* Resolution No. 11971/1999 and subsequent amendments and supplements.

Furthermore, the Chairman notified that all the documentation had been sent to the shareholders present in person or by proxy at the last meeting; all shareholders registered in the register of shareholders as owning at least 500,000.- shares; all those who had requested it,

as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman stated that no. 46 shareholders representing no. 1,036,730,736.- ordinary shares - equivalent to 57.59% of no. 1,800,047,400.- ordinary shares with a par value of Euro 0.52 each, constituting the share capital of Euro 936,024,648.00- were present in person or by proxy.

The Chairman notified that, at that date, the non-voting shares of the Company were no. 14,841,850, equivalent to 0.825% of the share capital.

Then, the Chairman stated that:

- the meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda;
- the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;
- the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*, shall be attached to the minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only and including the reporters attending the meeting from an appropriate room, connected by means of an audio-visual system. Furthermore, in order to cope with the technical and organisational needs of the meeting, some employees and collaborators of the Company would attend the meeting from an appropriate room connected by means of a closed circuit TV system;
- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws; audio and videotaping would not be allowed;
- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly

[2] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

SHAREHOLDERS	NO. OF ORDINARY SHARES	% OF THE SHARE CAPITAL
Municipality of Milan	**Total 774,485,553**	**43.026%**
of which		
- directly	759,596,303	42.198%
- indirectly through Metropolitana Milanese S.p.A.	47,400	0.003%
- indirectly through AEM S.p.A. (non-voting shares)	14,841,850	0.825%
UBS AG		
- indirectly through Atel Italia Holding S.r.l.	**95,798,522**	**5.322%**
Italenergia Bis S.p.A. - indirectly through Edison S.p.A.	**91,807,000**	**5.100%**

The Chairman:

- stated that he was not aware of any shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws.

- reminded that, pursuant to Article 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, sixth paragraph of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned.

Furthermore, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for request and collection of the proxies provided by Articles 136 and subsequent of the *Testo Unico della Finanza*[3].

The Chairman:

- formally requested those present to state any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;
- requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Mr. Marchetti. When it would be their turn, they could speak with the appropriate microphone close to the table.

Before going on to discuss the items on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting:

- upon registration to enter the meeting, each shareholder or proxy was given a voting paper - or several voting papers if representing other shareholders by proxy - and expressed the intention, on behalf of the persons/entities represented, of expressing a "dissenting vote";
- each voting paper consisted of no. 12 coupons of different colours, ordered by consecutive numbers. The first 8 coupons reported the object of the relevant voting and the number of votes to which the relevant voter was entitled. On the contrary, the other 4 coupons were reserved for further voting, if any, that could become necessary with regard to the agenda.

The Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before the end of the meeting, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence.

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[3] Finance Consolidation Act.

Voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote only, also by using the appropriate coupon.

The described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters. He proposed to appoint Mr. Marco Airaghi and Mr. Fabio Tinelli.

Once acknowledged that, at the beginning of the vote, no. 88 shareholders were present in person or by proxy, representing no.1,077,976,187.- shares equal to 59.88% of the share capital, the Chairman put to the vote, by show of hands, the proposal to appoint Mr. Marco Airaghi and Mr. Fabio Tinelli as vote counters.

The meeting unanimously approved.

* * *

The Chairman goes on to discuss the first item on the agenda, bearing "**Financial Statements as of December 31, 2004, Management Report of the Board of Directors, and Report of the Board of Statutory Auditors: inherent and consequent resolutions**" and, by the attendants' unanimous consent, proposes to omit the reading of the financial statements, of the Management Report, of the Report of the Board of Statutory Auditors and the Report of the Accounting Firm, in order to leave greater space to the discussion. The latter had expressed an opinion without any remark on AEM's consolidated financial statements as of December 31, 2004, as it transpired from the reports issued on April 11, 2005, which could be found in the last pages of the booklet containing the draft statutory financial statements and consolidated financial statements that the participants were holding in their hands.

The Chairman, instead, reads the shareholders' letter contained at page 6 of the Management Report hereunder, indicating the major subsequent events occurred, and reported below.

"To the shareholders,

the 2004 financial year ended well for your company, showing an increase in turnover higher than 30% and improved industrial margins (an operating profit of approximately +10%), good dynamics indeed, despite the difficult market, since the financial year was marked by the stringent regulations adopted by the Italian Authority for Electricity and Gas, and by fiercer competition on the Group's core energy products markets.

The major events in 2004 include the start of the regulated markets (IPEX) managed by Gestore del Mercato Elettrico S.p.A., *which accounted for over a third of the electricity offer for the domestic market as from April.*

The concurrent start of operations by Acquirente Unico S.p.A., charged with the marketing of electricity to captive customers, has dealt the final blow to the vertical integration between the generation, distribution and sale of electricity, exposing the production activities carried out by AEM S.p.A. further more to market dynamics.

The results achieved demonstrate that the Group has managed to put up with the developments in such a background, reaping the benefits from the investment strategies adopted in the past years.

The sale of electricity exceeded 14 billion kWh, twice the results posted in 2003. The strong upswing in sales was backed by a likewise expansion in production spurred by the new extremely efficient 400 MW combined cycle, installed at the Cassano d'Adda power plant and on stream since November 2003, and by the effectiveness of the contracts that grant the AEM Group the right to use 20% of the electrical capacity installed at the power plants of Edipower S.p.A..

The organizational strategies have backed this growth, with particular benefits gained by separating operational activities from management of the energy portfolio and sales activities for end clients. The risks arising from increasing exposure to the price dynamics of the international raw materials markets and from the growing liquidity of the Group's core wholesale markets, were harnessed by adopting stringent operating procedures approved by the Board of Directors of AEM S.p.A..

With the full liberalization of the gas market, sales to end clients were basically the same as in the previous financial year, while heat sales showed further strong progress.

The leap in revenues was accompanied by a return in efficiency achieved thanks to the rationalization policy of human resources and by improved production processes. The asset structure of the AEM Group is sound and effective. At year-end, the net debt/equity ratio stood at 1.04, while the net debt/market capitalization ratio was 0.49. The average duration of debts was over five years.

Prospects

In the second half of 2005, the further expansion by roughly 400 MW of the thermoelectric plant of Cassano d'Adda will complete all the investments previously scheduled by the Group to develop its production activities.

The company now believes the time has come to devote its efforts for further expanding the scale and profitability to two main strategic lines.

The first aims at strengthening the AEM Group's recognized profile as a renewable energy operator, mindful of environmental compatibility. In this connection, the choice has already fallen on a series of investments that will start during the financial year in electricity and heat cogeneration by using breakthrough technologies (heat pump) to draw energy from ground water.

Consistent with this line of development, during the financial year, plans also include the acquisition of an equity investment in an industrial group operating in the waste to energy sector in Italy and abroad.

The second line will see your company involved in the merger processes and reorganization of a number of energy operators present in Italy. The company believes it can become a major player in the merger process, which has already ended in the main European countries and is now kicking off in Italy, with faster developments expected in the next few months.

Main events subsequent to the end of the financial year

On January 12, 2005, AEM Calore & Servizi S.p.A. signed a preliminary contract for the transfer to Cofathec Servizi S.p.A. of its branch of business involved in heat and facility management services for clients located outside the urban area of Milan. This branch has a portfolio of 93 active contracts worth a total of 106 million Euro.

The transfer of this branch of business to Cofathec S.p.A. was completed on April 1, 2005.

On February 18, 2005, the extraordinary shareholders' meeting held by Fastweb S.p.A., a company resulting from the merger by incorporation of Fastweb S.p.A. in e.Biscom S.p.A., subsequently renamed Fastweb S.p.A., approved a capital increase of 800 million Euro, which AEM S.p.A. refused to subscribe.

Hence, following this capital increase, the equity investment in Fastweb S.p.A. has dropped to approximately 8.59%.

On February 22, 2005, Edipower S.p.A. and the same banking syndicate renegotiated the terms of the 2,300 million Euro financing underwritten in August 2003.

This renegotiation entails a drop in the spread applied to the Euribor rate and a considerable reduction in the system of guarantees granted at the time by the Industrial Partners (AEM Milano S.p.A., Aem Torino S.p.A., Aare Tessing AG fur Elektrizitat, Edison S.p.A.) in favour of Edipower S.p.A..

On April 22, 2005, AEM S.p.A. completed the 30% acquisition of Ecodeco S.r.l., an industrial holding of the Ecodeco Group operating in Italy, UK and Spain, involved in the production of electricity from the thermal exploitation of waste and biogases, and in waste treatment and disposal.

The contract grants AEM S.p.A. a call option on the entire share capital of Ecodeco S.r.l., exercisable, on specific dates, in the 2006-2008 three-year period.

On March 9, 2005, AEM S.p.A. transferred 51% held in Zincar S.r.l. to the Municipality of Milan.

Dear shareholders, in accordance with the foregoing strategic lines of development, during the past weeks AEM has started talks with Edf for the direct or indirect acquisition of an equity investment in Edison S.p.A.. This acquisition would presumably be made together with other companies, partly owned by local authorities and operating in the domestic energy sector.

The financial resources needed for the possible acquisition have already been raised through funds guaranteed by national banks.

On last April 13, the Italian Parliament passed an amendment to the EC law aimed at recovering the tax benefits related to the period of the so-called tax moratorium in the public utilities sector, considered "state aid" by the European Commission.

The measure provides for a series of recovery procedures based on ordinary tax regulations, proportioning the recovery, if any, to actual existence of recoverable subsidies (on the basis of the specific elements of each single case, taking into account any pending disputes with the tax authorities). In particular, this measure establishes a number of tax return fulfilments by the tax-payer and includes a series of official acts to define the implementation procedures and the guidelines for a proper assessment of the cases of non-application.

Should all the instruments of judicial protection prove to be negative, it is reasonable to believe that the recovery measures adopted by the Italian Government may be effected through revocation of the benefits distinctly granted for each single public utility sector, in connection to the actual level of or distortion in competition in the period of effectiveness of the measures being disputed.

In this regard, the appeal filed by AEM S.p.A. demonstrates that the Company had operated, during the 1996-1999 period reviewed by the Commission, in sectors shut to competition, such as

electricity and gas, for which, among other things, AEM S.p.A. had not taken part in any tender for the granting of the service.
Given the uncertainty on the outcome of the appeals filed by the Italian Government and by AEM S.p.A. and the procedures for the possible enforcement of the Decisions adopted by the Commission, the Company believes that the risks in the recovery of the aids granted are possible, not likely, following a possible negative outcome of the entire proceedings: accordingly, the financial statements do not show any provision for this purpose."

The Chairman announced that, in compliance with *Consob* requests, the accounting firm had taken 490 hours for a fee of € 49,056.00.- for auditing the statutory financial statements of AEM S.p.A. and 118 hours for a fee of € 16,352.00.- for auditing the consolidated financial statements of the AEM Group.
To conclude, in regard to transition to the new accounting standards, he declares that there have been no updates since the communication to the market dated March 16, 2005, and just recalls that the activities aimed at reviewing the procedures for transition to the IAS are being completed and that the first interim financial statements drawn up according to the IAS 34 will presumably be the 2005 Half-year Report.
Before opening the discussion, the Chairman invites Mr. Spadacini to take the floor and reply to two complaints lodged by a shareholder, pursuant to Article 2408 of the Italian Civil Code.
Mr. Spadacini thus reads pages 123, 124 and 125 of the printed file handed over to all those present.
Upon the Chairman's invitation, the Secretary reads the Board of Directors' proposal, as reported below.
The Chairman declares the meeting open on the first item on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary at the Chairman's table and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.
Mr. Fragapane firstly announces his approval of the Board of Directors' management as well as the proposed dividend, which is higher than last year's, albeit modest, and welcomes the progress recorded in the Company's financial situation.
He recollects the expansion and acquisition prospects mentioned by the Chairman, and asks whether the Board of Directors intends to increase the capital, pointing out that the answer to this question is bound to be negative, in view of the fact that should a capital increase be proposed, the

Municipality of Milan, AEM's majority shareholder, would need to proceed to an excessive disbursement.

Recalling the news announced by the Chairman on AEM's refusal to take part in Fastweb's capital increase, he asks how much would be gained from the possible sale of the unexercised rights, then states his favourable vote.

Mr. Graziosi firstly asks whether the Viola Channel has already been completed, stressing that its purpose was to produce a further 40 million kW/h, and when will the works on the San Giacomo lake power plant end.

Recollecting that no other plants can be built in the Upper Valtellina park, and emphasizing that there may be a future risk of not being able to produce the required amounts of energy, he points out that higher altitudes above the 2,000 metres where energy is currently drawn from, can actually be exploited, and asks whether any such projects are being studied, given also the opportunity to exploit water flowing towards Switzerland.

He then requests details on that old project regarding the construction of a power unit at Conca Fallata, and information on the time requirements for the 400 MW power plant of Cassano.

Furthermore, he asks whether the news regarding the possible sale of the gas distribution network in Milan is actually true, and recalling that Gross Operating Margin has dropped from 29.8% to 23.8%, notes that the Company's strong rise in turnover is offset by a sharp fall in profits.

Mr. Graziosi dwells upon the fact that AEM sold heat supplies worth approximately 106 million Euro, and points out that such activities, in actual fact, do not appear to fall in the sphere of the initial business of AEM, whose name itself refers specifically to the sale of energy. What's more, he notes that if the sale of heat is to be increased, then the need will arise to arrange for heat cogeneration plants able to provide energy to whole new blocks, and thus enable the yard involved in the construction to abandon its heat production plant and draw from the power unit. The many opportunities emerging in this connection in Milan should be exploited, committed as it is, for instance, in the construction of the new block of Montecity, of the new Trade Fair of Pero and so forth: he then requests details on AEM's participation in these ventures.

He also detects a number of inconsistencies in the statements spread on the investment in Ecodeco, that declare one minute to have acquired a 30% stake in Ecodeco S.r.l., and the next to have acquired a 30% stake in the Ecodeco Group, a group whose line of business remains vague to date.

In this connection, he expresses his doubts on the decision to invest in the waste sector, a sector fraught with problems in Italy, and then reiterates that AEM is synonymous with "Energy": if

operations were to be started in the waste sector, then it would have been better to have previously acquired, for instance, the Silla power plant, functional to the production of heat and energy. He then stresses not to understand the reasons why 200 million Euro were invested in a virtually unknown company.

Mr. Graziosi subsequently dwells upon the 11.9% stake in Fastweb furnished as collateral to credit institutes for the obtainment of a low-interest loan. He recalls that fiscal reasons have forestalled the sale of this stake, but that a swap transaction was made to "peg" the value of Fastweb shares at roughly 43 Euro, in view of a future sale. He states, however, not to understand the reasons why the financial statements, for the pertaining share, recognizes a loss of over 20 million Euro incurred by Fastweb, since, as far as he knows, Fastweb has covered its losses through debt financing, not with capital decreases. Hence, if recognition in the financial statements of a loss incurred by Fastweb was made purposely, he does not understand why, instead, no recognition was made of any equity increases of the related concerns, such as last year's increase in Edipower's flows (over 100 million), which were retained and not distributed as dividends, but contributed to strengthening its assets.

He then stresses his need to learn the reasons why the financial statements recognize equity decreases in related concerns, even though there being no disbursement requirements by AEM, when, instead, no equity improvements of other related concerns have been entered in the financial statements. In this latter regard, he also mentions, by way of example, a company from Monza.

Dwelling further upon the related concerns of AEM, Mr. Graziosi criticizes, broadly speaking, the poor information received on these shareholdings. For instance, no specific mention is made of Edison Power, as is the case for the equity investment in Atel, which is, after all, a very important company. In this connection, he refers he had learned on TV that Atel's turnover amounts to 7 billion francs, that the Ebitda is 500 million Euro and that net profit is 250 million Euro: the 5.76% stake held by AEM is, therefore, a considerable shareholding. However, he notes, no specific news is given to shareholders.

He therefore voices his disagreement with the Board of Auditors' remarks on Metroweb, remarks he continues to deem absolutely "preposterous". The turnover gained from the rental of fibre has risen from 23 million to roughly 26 million, investments amount to 270,000,000, while amortization and depreciation come to about 9 million Euro. The stipulation of a 15 or 20 year contract, however, entails the need to have particular guarantees - surety for instance - on the other party's actual compliance with such a commitment. He therefore asks if such guarantees exist and

whether there is any certainty as to the technical life of materials used. In this regard, he points out that optic fibres for residential purposes are currently challenged by fierce competition from the duplex cable's power to convey up to 6 MB of data, hence, to convey good quality TV images.

Regarding amortization and depreciation strategies, Mr. Graziosi also notes that Fastweb, which operates in a line of business quite similar to AEM, has an invested capital of 1,483 million Euro, a gross operating margin of 200 million Euro, and amortization, depreciation and provisions equal to 310 million Euro, that is, 20% of the capital invested: on the contrary, this percentage, for AEM, is around 3%.

Nearing the end of his intervention, he recalls the Board of Directors' intention to enter Edison's capital. He asks whether the purpose is that of acquiring a minority interest which would imply, once again, the shareholders' impossibility to receive any information whatsoever. He then asks, more broadly speaking, the role AEM intends to play after effecting the investment in Edison, pointing out that Edison probably needs the energy it produces itself.

He stresses that the Municipality of Milan, in all likelihood, lacks the necessary resources to acquire a majority interest either in Edison or from the company arising out of the merger of AEM and Edison: he therefore cannot understand the strategy pursued in these negotiations. It would be better then to press for the merger of AEM and ASM of Brescia, a merger which seems to be unfeasible given all the parties' will to keep their ground.

Mr. Cugnasca firstly dwells upon Energheia S.r.l., recalling that the Chairman had already mentioned, at the end of the general meeting held last October 25, that the alliance had ended with a "draw".

He expresses his disappointment and regrets that the Company has withdrawn from the Turbogas transaction, since he believed it - and still does - to be absolutely brilliant. He considers it wrong to state that the split-up took place because the site cannot be reclaimed: AirLiquide had already allocated 8 million Euro for the purpose on two occasions, an amount which, talking from experience, he believes adequate for the area at issue.

So, just two lines to undo almost four years' work: he asks whether the thorough study and project, conducted almost virtually by AEM in March 2003, has now been made fully and freely available to Energheia. He stresses that all this leads an outsider like him to believe that there are other reasons for the withdrawal, reasons he would like to learn: perhaps, he wonders, the union with Edison, or more plainly there being "too many irons in the fire".

Mr. Cugnasca then notes that the Board fails to give appropriate space even to the new transaction by Ecodeco S.r.l., on which more news was gathered from the Corriere della Sera of February 27. He asks how did the idea originate, since it seems to fall outside the core business of the Company. He then kindly requests the Chairman to spare a moment to furnish a description of AEM' venture in its new acquisition for a considerable amount of cash, with details, for example, on:

- turnover and profits for the past three years at Ecodeco S.r.l. and the Ecodeco Group level;
- storage and treatment sites, KW installed and network connections;
- headcount;
- who appraised the assets being acquired and if the expert report has been made available to the shareholders, expressly requesting the Chairman of the Board of Statutory Auditors for their opinion on the appropriateness of the investment;
- if due diligence was conducted on the assets shown in the financial statements;
- if patents were carefully assessed;
- if AEM took precautions, as for Energheia at the time, with a put and call option.

He then wonders "*cui prodest*" to enter a business more like AMSA rather than AEM, implying a substantial commitment and - it seems - with no way out.

He then asks whether the future intention is to acquire the bus and tram lines to challenge ATM.

The "Corriere" wrote that "the financial statements figures (although it remains unclear which financial statements one must refer to) indicate that debts are almost equal to turnover, which surely is no positive feature at all. He asks whether there is any indemnity on previous situations, especially in relation to problems regarding pollution, claims, complaints and patents.

He then notes that, although not being acquainted with the details of the Biocubo project, a similar ill-fated initiative comes to mind - similar at least in name - regarding the Worthington multinational during the Seventies.

He points out that he had also learned that domestic organic waste currently deposited in various sites, including the Corte Olona site, by undergoing a natural drying process, is prone to "packing": if, years ago, someone had ever met with people living in the northern part of Milano 2, when AMSA used to put up with strikes, he stresses, then they may really understand what he's on about.

Mr. Viscardi recalls that two months ago, the daily Corriere della Sera, Milan edition, had written a detailed article on heat exchangers and water beds. This article kept on naming the Chairman, Mr. Zuccoli.

He then asks for some technical information on these heat exchangers and the function AEM may have in this regard, referring in particular to the costs to incur and time requirements.
He also asks whether there are particular reasons for choosing the venue of today's general meeting, since meetings were usually held in a place located closer to the downtown section.
To conclude, he requests details on the Energy Museum project promoted in Milan by AEM.
Mr. Buzzi formally acknowledges the Board of Statutory Auditors' answer to his notice pursuant to Article 2408 of the Italian Civil Code dated November 8, 2004, an answer he refuses. He recollects he had previously pointed out that the subjects charged with control, must indeed do their job and thus avoid any future surprises (some unpleasant), as clearly demonstrated by the recent Cirio and Parmalat affairs. What's more, he had made clear that the sole party vested with the decision on the legitimacy of a legal claim is a Court, not the "Company's legal counsels", "court" meaning, in particular, the Court of Cassation since, irrespective of the outcome of the proceedings of first and second instance, it will most likely be the Supreme Court to issue the final judgement. This concept too was clarified in the fringes of the general meeting held last October 28, 2004. Since the claim basically regards the nullity of the transaction arising from the recurrent violations of the right of information, it would appear rather unlikely if this very case were to witness a change in the constant and well-established principle of the Court. Mr. Buzzi goes on by stating that it would be worthwhile mentioning that a '"possible" declaration of nullity of the complex transaction between e.Biscom and AEM regarding the respective equity interests in Fastweb and Metroweb, would carry extremely serious repercussions, starting from (going concern) the illegitimacy of the AEM financial statements and consequent payment of overestimated dividends, since including overestimated, or even non-existing profits of Metroweb, declared so in order for the transaction to be better "stomached" by minority shareholders.
He therefore invites the Board of Statutory Auditors to better weigh its position in the future, referring, in particular, not so much to the non-allocation of reserves in the financial statements, as to the vague information given to shareholders on the existence of a potentially "devastating" claim. Notice to shareholders of any appeal against shareholders' meeting resolutions remains an essential duty for directors. If this duty is omitted, as in this specific case, this goes to further show the recurrent, wilful disregard of minority shareholders' rights.
He continues by also recalling that, in the previous shareholders' meeting of April 29, 2004, he had given the minutes recorder the text of his intervention on the results of a series of verifications with the Register of Shareholders of AEM that showed various irregularities of a civil, tax, and perhaps

even penal nature, suggesting action by the Municipality of Milan, the possible injured party. A subsequent report ordered by AEM from Istifid had confirmed most of the content of his report. He recalls that during AEM' first meeting, the *pro tempore* Chairman had told the shareholders that, as of that date, all the institutional investors appeared in the register of shareholders, while the registration percentage for private individuals was only 74% of the shares reserved to such category of shareholders. Given that no further notices had been subsequently made on the issue, he believes it necessary to fill the gap by requesting an appropriate report from the dealers, in order to prevent any shares meant for the public at large from being diverted, and in this manner, preventing certain bewildering and crucial votes, upon the occasion of the latest amendments to the by-laws, to originate in reprehensible conduct on the allotment of shares. In any case, he asks whether his notice was followed by further initiatives and what was their outcome.

To conclude, Mr. Buzzi requests to see the Morgan Stanley report referred to in the directors' report for the meeting of March 31, 2004.

Mr. Basilio Rizzo firstly recalls he had spoken privately with the Chairman about the issues related to the talks for Edison, but he now intends to express a few considerations exclusively as a shareholder.

He therefore recalls his predictions made in the past general meeting that, following the approval of the well-known amendments to the by-laws, there would have been no significant fluctuations in the price of the AEM stock. At the time, he had also stressed his disagreement for the decisions taken by the majority shareholder and for the passive acceptance of these decisions by the Board of Directors, whose task is to act in the interest of the Company as a whole, therefore in the interest of each single shareholder.

He then matches the trend in the price of stocks in AEM's field of activity as from April 29, 2004 up to yesterday: AEM rose by 3.5%, while ACEA jumped up by 51.3%, Acegas by 50.62%, ASM Brescia by 30.08%, ACSM by 26.16%, HERA by 30.21%, Meta by 22.94%. The "weakest" share, excluding AEM, went up 22%, compared with an increase in the AEM stock of only +3.5%: for those who champion the market, he stresses, the stock's performance must have a meaning.

Mr. Basilio Rizzo points out that the companies boasting such a positive performance are those who have chosen and openly acquainted the market with their intention to keep the majority of the capital in public hands, while, in AEM's case, great emphasis had been placed on the benefits arising from privatisation; however, the decisions taken have led to the opposite results he has highlighted.

Hence, he reiterates the predictions and criticisms he had made at the time and asks the Board of Directors to explain, today, how this could have happened, giving details on the reasons why other companies, not AEM, have grown in terms of value. He recalls that market logics demand that those who manage companies create value for their shareholders and, therefore, asks how much value was created in AEM after the decisions taken.

He adds that the decisions were, in actual fact, made subordinate to interests other than the overall interests of the Company, namely, the interests of a specific shareholder, the Municipality of Milan; this has led to the serious consequences illustrated today. Recalling that the resolution on the by-law amendments had been adopted thanks also to the favourable vote of a number of managers of third parties' funds, he sincerely hopes that some of the citizens and investors who had entrusted their capital in the investment funds, funds which had then voted against the interests of these investors, today intend to demand an explanation for what happened.

As for the investment made in Ecodeco, he states he has found no trace of the reasons underlying this decision, not even in today's Report, nor, he notes, of the value of the transaction or of the parties certifying said value, since the Directors merely mentioned that the "price is parameterised to economic results".

Recollecting that the Municipality of Milan delivers its waste to Amsa, he asks the reasons why AEM acquired a company operating in the waste sector. If the acquisition was made to develop the waste to energy sector, one must bear in mind that the Municipality of Milan already carries out this activity directly, so the reasons for the investment remain vague, unless it was made to favour Ecodeco's shareholders. Another guess could be that of a future transfer of Amsa to Ecodeco, to take the company public.

Once again, Mr. Basilio Rizzo asks the reasons for an acquisition which, in actual fact, leads to a situation where the Municipality of Milan, through AEM, becomes the competitor of itself, and urges for information on the synergies or alternative opportunities of development arising from this transaction since, he notes, no explanations were given in this regard.

Mr. Basilio Rizzo then dwells upon Metroweb, to point out that new opportunities open up for this company to gain new clients. He asks how many clients has Metroweb actually gained, stressing that if no new clients have been gained, then the situation would be really worrying.

Moreover, he recalls the Municipality of Milan's decision to acquire the majority stake in Zincar from AEM, though bawling its need for cash, and states he cannot understand the reasons. He then

asks why AEM decided to accept the divestment, given the need to publicise its commitment also in the alternative energy field, and guesses the transfer profits were only nominal.
In regard to Edison, Mr. Basilio Rizzo recalls that, according to the press, the transaction is presumably conceived by Mediobanca and by various other parties. So, he asks, what are the main interests in store for AEM shareholders, since, if no capital increases are scheduled, then the transaction itself would most likely be funded through borrowed capital. He also notes that if third-party interests are behind the transaction, these parties would want to keep the reins.
Hence, he requests further details on the Edison transaction, and declares he had always longed for a great alliance of municipal companies and that the project should have started earlier.
He ends by stressing, once again, that, in observance of the principle of the separation of roles, the managers of a company should act in its supreme interests, even though said interests clash at times with those of a shareholder. Mr. Basilio Rizzo asks, again, what benefits did the Company gain from the decisions adopted last year on the by-law amendments, stressing that the results, one year from the changes, are to be considered objectively negative.
To conclude, he notes that, oddly enough, directorship proposals include a particularly "represented" citizen from Southern Italy.
Mr. Girelli Consolaro takes note of the rumours that AEM stands in "pole position" in the race between EDF and Italenergia to acquire a sizeable stake in Italenergia and enter the body of shareholders of Edison, and recalls that *Consob* will shortly decide on the need or less for a takeover bid by Italenergia on Edison and on the relevant bid price. In this regard, he points out that there would be a great difference if the price were to take or not take into account the exercise price of the put options, since, in the latter case, the bid price would be so low (about 1.5 Euro) as to take for granted the complete fiasco of the bid.
He asks, should *Consob* choose the need to launch the takeover bid, setting a price of approximately 1.80 Euro, whether the Company would be able or not to raise the financial resources required to gain a significant stake in Italenergia and Edison that will allow for an autonomous management of Edison, since he believes that a pure financial investment in Edison would not be beneficial to AEM's interests.
To conclude, he asks whether the conditions are already fit today to forecast the profits for the 2005 financial year.
Mr. Trevisan firstly points out that he presently speaks for himself, not for the shares he represents in the shareholders' meeting. The views he is about to express are shared, or may be mostly shared,

also by the institutional investors, foreign ones in particular, who, in any case, in the voting process, will make their views known.

He states his intention to pick up a point already discussed, on which the Board of Statutory Auditors has already expressed its opinion, namely, the amendment to Article 16 of the by-laws. He also announces that the considerations he is about to develop will also be picked up in the discussion of items 2 and 3 on the agenda, when the provision of Article 16 of the by-laws will be actually applied. The points he intends to raise relate to the issue being discussed, since they imply information due to shareholders and to the market he believes was not provided.

That said, first of all, he thanks the Board of Statutory Auditors for having at least taken a stance, though it seems it has completely detached itself from the problem, as if to mean that the decision on Article 2449 of the Italian Civil Code to set a direction rather than another on the application of Article 16 of the by-laws, rests exclusively upon the European Court.

Stating his disagreement with such a view, he takes note, instead, that the Board of Directors has not yet stated its opinion on the matter related to Article 16, and therefore asks it to do so during the shareholders' meeting, at least for information sake.

As every shareholder knows, adds Mr. Trevisan, Article 16 states that the relative majority shareholder, that is the Municipality of Milan, may, on the basis of certain fractions of its stake, directly appoint a number of directors and auditors, and also present its own list, competing in the latter case with the other shareholders. In Mr. Trevisan's opinion, it is unequivocal that the combination of these two options - direct appointment and the opportunity to present a list of directors -, basically puts the shareholder Municipality of Milan, even if it were to dispose of part of its equity interests, in the condition to hold the majority of Board members.

He therefore intends to immediately mention, in relation to the foregoing point, a situation he considers extremely contradictory. He recalls that AEM is currently involved in talks on Edison with EDF, which saw its voting right capped at 2% by a provision related to the Italian financial system's reaction against the circumstance of a French public company acquiring an Italian private company through public funds, thus providing the conditions in which a foreign country steers the strategies of one of the major companies on the Italian market.

This gave rise to the legislator's unanimously accepted decision to cap EDF's voting rights. However, states Mr. Trevisan, the current paradox is that AEM intends to present itself as the subject qualified to solve the Edison issue, though being in the same situation as EDF was when it started buying up Edison shares. In fact, the corporate governance rules of AEM allow a public

body to dodge market laws and the principles governing the proper formulation of the relations between the appointment of the Board of Directors and the shareholders meeting's voting powers, conferring, instead, overwhelming power to a public body. So, while a solution had been previously found to a situation that clashed with market principles, today the same situation emerges once again.

Mr. Trevisan therefore states that he fails to understand, both from the European and Italian regulations' point of view, the Board of Director's decision to keep pursuing third-party interests, by still deeming good the application of Article 16 of the by-laws.

Referring back to the observations made by the Board of Statutory Auditors on the role of the European Court, Mr. Trevisan firstly recalls that the European Court had censured Italy for the previously effective regulations that allowed for direct appointment of the directors of companies for which privatisation was envisaged pursuant to Legislative Decree of May 31, 1994 and subsequent amendments. The Court dwelled, in particular, upon Article 2 of the law being probed, which introduced special powers conferred to the State and to public bodies. The law established, for companies owned directly or indirectly by the State and operating in certain sectors, a clause that granted special powers to the Ministry of the Treasury, including the power of approval, the power to appoint one or more directors, the power to appoint an auditor, and the power to veto the Board of Directors in this last case.

The provision, he stresses, used to apply also to companies owned directly or indirectly by other public bodies and operating, among other things, in the transport or other public utility fields, therefore, in his view, to AEM too. He requests the Board of Directors' view in this regard.

By examining the provision, the Court had stressed that the special powers could have potentially hindered the exercise of the fundamental freedoms of the Treaty, and so established that the powers could be exercised only if four conditions were met: 1) that they be applied indiscriminately; 2) that they be justified by reasons of absolute general interest; 3) that they be fit to guarantee achievement of the object; 4) that they remain within the scope of the requirements to achieve the object. As these conditions appeared unsatisfied, since the special powers established by the Italian legislation granted Italian authorities a potential power of discrimination, the Court deemed these powers inconsistent with the Treaty.

Mr. Trevisan also recalls that Italy's counterclaim did not actually question the inconsistency of its controversial provision with the EC law, but merely confirmed its intention to conform to the Court's decision with a clearly justified opinion.

The special powers introduced were subsequently modified and today allow the appointment of a director with no voting rights. The law also explicitly establishes that the provisions of the article in question apply also to companies either directly or indirectly owned by public bodies, including local and economic bodies operating in the transport and other public utility sector, etc. In his opinion, the provision applies also to AEM and asks, in this regard, the Board's opinion on the matter.

By continuing his analysis, Mr. Trevisan dwells upon Article 2449 of the Italian Civil Code, which, in the Company's view, legitimises the statutory clause. Under said article, the State or public bodies are empowered to establish, in the by-laws, the possibility to appoint one or more directors, without prejudice to the provisions of the special laws, as stated, he stresses, by the final section of the provision. He therefore fails to understand why the foregoing Law No. 350/2003, which governs similar issues and establishes the power to directly appoint only one director with no voting rights, cannot be deemed as being a special law.

So, by recapping the abovementioned points, it appears unequivocal, although he requests refutation if the Board were to express itself otherwise, that the Court of Justice and the European Commission initially emphasised inconsistency with the Treaty of a provision that established the direct appointment of directors. The Italian legislator had then acknowledged and declared such an inconsistency, changing the special law which allowed for such cases, and applying direct appointment only to a director with no voting rights. The Civil Code provision allows for direct appointment, though without prejudice to the special laws. Not to mention the fact that, stresses Mr. Trevisan, AEM is a listed company.

Now, given all these points, he wonders why can the Board of Directors not provide the shareholders and the market with the necessary analytical information on the legal reasons or other reasons, if any, underlying a decision inconsistent with both EC and Italian laws, in particular with the special law, without prejudice to its application, as stated by Article 2449.

He therefore reiterates his request to analyse the logical and legal phases that endorse a position that differs with the view he has detailed.

Secondly, though he believes this can in no way justify the statutory clause, he wishes to specify the reasons of public nature and interest that allow, in the Board's opinion, for the foregoing mechanism of appointment of directors. The European Treaty sets the possibility to depart from ordinary regulations only for reasons of public interest, and therefore for undiscriminating reasons.

He therefore wishes to learn what are, in the Board's opinion, the reasons of public interest and the undiscriminating reasons that allow the Municipality of Milan to directly appoint the directors.

He stresses, once again, the paradox he deems to arise out of the statutory clause, which allows for control even if the equity interest of the Municipality of Milan drops below the 50% threshold.

Mr. Cavalli announces his unfavourable vote to also express his dissatisfaction with, in his opinion, the Municipality of Milan's arrogant attitude.

He recalls that the stock is, in actual fact, rather in distress, owing also to the foregoing reasons, and expresses his concerns for future prospects. In fact, he notes that competition is gaining ground, as witnessed, for instance, by Enel's announcement of future cuts in the cost of electricity dependent on the resort to coal, and points out that during the election period, the Government is likely to block tariffs.

He then asks if assurances can be made also in the current year for the distribution of dividends, and whether the acquisition of Edison will be effected or not should the takeover bid be imposed.

Noting the existence of a certain amount of debt, he asks whether the acquisition made by Enel in Milan has actually covered said debt.

Recalling information on the changes covenanted in the interest rates for the 10-year loan, he also notes that the 10-year fixed rate agreed upon did not seem to be too high.

To conclude, he asks the costs for the acquisition of Ecodeco and how much it yields.

The Chairman moves on to the replies, stating first of all that no capital increase is scheduled, since the idea was to back the whole Edison transaction through the Company's usual debt capacities and possibilities.

As far as Fastweb is concerned, AEM sold the rights related to the shares held, used as lending securities, and gained approximately 257,000 Euro, related to the rights associated with the capital increase of Fastweb regarding 130,000 shares.

The Chairman announces that works on the Viola Channel have ended, with only the last two pipe lines to be completed, therefore, as from 2005, the water of the Viola Valley will fully enter the city of Cancano, increasing production, as announced, well above 40 million kW/h; production could also roughly double, although hydrological forecasts are affected by variations from year to year, depending on rainfall.

The construction of the San Giacomo plant is in progress and will be completed at the end of 2006 or at the start of 2007; the shaft has already been dug, the machinery has been ordered, so everything is going as scheduled.

As for the study of other power units in Valtellina, although there is a tangible risk that the trend in global growth will lead to over-consumption of raw materials compared to the current situation, creating an imbalance between available resources and requirements, however, the current situation in Italy sees no conditions for local or autonomous production. Following the legislative amendments, in particular of the V° Title of the Constitution, local authorities may presently decide for the issue of grants for small branches.

Conca Fallata, adds the Chairman, is about to complete works; it is a small unit (about 300-400kw) conceived to duly meet the requirements for the layout of the Naviglio, since the power plant was built also to contribute to this purpose.

The Milan gas network, points out the Chairman, is not on sale, even though the project conceived by the Lombardy Region is well-known, its plan being to give a final set-up to the effectiveness of the networks and since tender mechanisms may risk leading the private operators' conduct to contrast with service security. The Lombardy Region is, therefore, currently involved in a study, which will be later presented to the subjects involved, on the establishment of a company which will surely have sewerage water assets, and perhaps gas assets too. AEM is following the process underway in the Region and will certainly defend the Company's interests. There are no exceptions in principle; if the project were to be beneficial to AEM, to the service or whatever, it will be duly taken into account. It is clear that the project is much more important for the small, rather than large municipalities and/or for companies listed on the Stock Exchange, since small municipalities have many more financial problems than those of a city like Milan; therefore, their impossibility to effect extraordinary maintenance or make investments could lead the Lombardy Region to start paying greater attention to them.

The Chairman points out that the facility and heat management activities run by ACS have been transferred, in line with rationalisation strategies. Then again, facility activities are light-years away from AEM's culture and carry very low profits. It is not by chance, therefore, that Italy is witnessing the merger of the few subjects specialised in this line of business. Instead, plans are to keep the management of heat, especially in the urban area, since there is a particular interest here in combining the activity with the sale of heat, gas and electricity. Outside Milan, the interest sinks, since there is no gas to sell outside the city and since electricity is sold on the Stock Exchange, so, therefore, there is no logic in keeping the heat management activity outside Milan.

Instead, there is a very keen interest in the new initiatives and new installations in Milan, as witnessed by the memorandums of understanding with major real-estate agents working at

Montecity and in other contexts. In this frame, the presence of AEM may lend its contribution and give an indication of innovation and renewal, through extremely effective cogeneration plants and through the heat pump technology.

The Chairman then dwells upon Ecodeco's problems.

The basis underlying every consideration is that the Company must take specific decisions on where to stand. AEM predicts that around 2007, the risk will certainly be that of an excessive production of electricity, with the possible drop in prices. Against this background, which sees the construction, with low profits, of a great many power plants and prospects of a price war, the weaker subjects are most likely bound to yield to the larger operators.

In this frame, AEM has taken its first step: to focus more on its core activities by using renewable sources, basically at lower costs and with a lower environmental impact, and on technological innovation. Investments were therefore made in Valtellina and at Cassano, developing a plant already on stream, and resisting the temptation - today considered a wrong idea - to build new plants, making an existing plant more competitive with a fair investment.

The start of operations in the waste sector is consistent with this strategy. AEM is not a waste disposer, but a producer of raw material exploited to produce energy without using methane gas and fuel oil, and without increasing the use of combustible oil. The acquired company has a leading-edge technological process, since it incorporates elements of industrial activity in the disposal philosophy, typical of municipal companies involved in waste or street cleaning, which is, after all, alien to AEM's calling. This technological process allows for the use of raw material with more than double the energy content than waste, with lower volumes and no pollutants.

It must be noted that AEM's decision is not only consistent with its background and experience, but it is also closely related to the awareness that the use of this kind of raw materials will be aided through such promotional instruments as the so-called "green certificates". If electricity produced by renewable or similar sources is truly entitled to subsidies, it appears clear that energy produced through waste should also fall in the frame of the "green certificates".

The Chairman continues by recalling that AEM of Milan is tackling the challenge to replace not only fuel oil, but also methane gas for heating purposes, by using heat pump technology. This technology (a kind of fridge, only bigger) draws heat from a body which contains heat, such as water at 14 degrees, pouring it into another body with a higher temperature: an artificial operation that requires the insertion of a heat pump. This project is consistent with one of the company's longstanding lines of development, namely district heating in Milan, and will help to complete the

plan to cover the entire city, within the logic of the use of renewable sources and of the reduction of the environmental impact, thus helping the city to solve one of its major problems.

On further and more specific questions, the Chairman points out the following.

- Hedging transactions were made which, should the residual Fastweb shares be disposed, enable the company to achieve a specific price (between 42 and 43 Euro per share), whatever the quotation.
- AEM holds approximately 5% in Atel, a listed company, on which relevant information is, therefore, easily available; the purpose of the equity interest is strategic, not financial.
- Amortization of an infrastructure such as the Metroweb fibre are, owing to their very nature, less accelerated than those of assets functional to the sale of services (Fastweb) subject to quicker obsolescence.
- Energheia was divested as scheduled, at the same price at acquisition and the loan of AEM was redeemed marked up by interest.
- As for Ecodeco, appropriate due diligence was carried out before acquisition, with especial reference to environmental repercussions, since the Company operates in that field. Guarantees were acquired within the contract. Revenues expected in 2004 amount to 118 million Euro, with a Gross Operating Margin of approximately 28 million Euro; staff comes to approximately 240. The Company is available, also through its own offices, to provide the requesting shareholders with further information.

As far as heat pump technology is concerned, experience was sought in cold countries to learn their heating methods. In particular, contact was made with Göteborg, where approximately 90% of heat is supplied not by directly burning fuel in boilers or in flats, but by recovering heat, and through heat pumps which draw heat even from the Baltic Sea.

The *Casa dell'Energia*, which today hosts the general meeting, is AEM's pride and joy. AEM believes it has contributed a great deal, not only in the interest of the Company, but also in the interest of Milan, where no such theme hall had existed. The *Casa* is winning widespread acclaim and can be used also for other events such as shows, exhibitions and so forth.

The Chairman informs Mr. Buzzi, in regard to the requests relating to the notes in the register of shareholders, that it confirms the content of the report drawn up by ISTIFID and already in his hands.

The Chairman also point out that, since growth percentages of other companies had been mentioned, compared to AEM's percentages, comparisons must be made by using the same

yardstick. Now, AEM, with respect to fundamentals, namely share price/Gross Operating Margin and share value/net profit, has always been credited by analysts as having a higher value than the rest of the market. There are companies, among those mentioned, who have even been in the red in the past; if a company goes from red to even, then, pure numbers may even indicate a 3,000% increase over the previous year. Comparisons based on these figures are clearly irrelevant. The Board of Directors certainly intends to attach greater value to AEM than others, but the principle must be stressed on the fact that it is the current leader, although other companies are catching up. It follows that the value of the stock is not related to the amendments in the by-laws, but to such nature of considerations.

As far as Ecodeco is concerned, the Chairman points out that the exercise price of the call option is seven times lower than Gross Operating Margin, estimated at around 9.5%. Any consolidation to these values would bring a 20% appreciation in the investment.

Metroweb, adds the Chairman, though having other clients, still has Fastweb as its main client. In fact, opposite to the common belief that reigned some years ago at the height of the "bubble" era, few operators were willing to use fibre. Moreover, Metroweb is doing well. In regard to the guarantees received, they have a large weight in Metroweb's memorandum accounts.

The Chairman then announces that the discussion will now focus on the issue raised by many related to Edison and will then conclude the replies with the issues regarding the amendments to the by-laws.

The preamble to Edison is AEM's strategy not to invest in new power plants and rather focus on innovation, on the development of existing plants, and on the participation in renewable source projects, since the belief is that the scenario that lies ahead is most likely that of a period of development.

In this frame, growth will obviously depend on the speed in seizing the emerging opportunities, which are not schedulable in a plan; if the boat is missed, then these opportunities will not be recaptured in the space of one or two years.

One other point to underscore is the importance of the measure that blocked 2% of the voting rights of EDF in Italenergia and Edison: a measure, recalls the Chairman, which is justified not by the fact that EDF is a public enterprise, rather in that EDF holds the monopoly in a market such as France's that had not respected reciprocity on liberalisation. It were these circumstances that led EDF to the negotiating table.

AEM is willing to weigh both options on the table: the first option involves the participation in a transaction which sees it in Edison as a partner of EDF, should the latter intend to remain on the market; the second regards the sale of 100% of EDF. Two completely different options for size and structure.

In the first option, AEM would take part with ENIA (which groups together the companies of Reggio Emilia, Parma and Piacenza) and, for a smaller share, with a company from the Province of Bolzano, through a pool of Italian entrepreneurs with a genuine industrial vocation.

This option would be interesting indeed since it would assemble a major producer of energy and importer of gas (by virtue of important contracts signed with Lybia and Russia) with companies such as AEM, which is a niche producer and has a special vocation as a gas and electricity distributor (such as ENIA). It is obvious, therefore, that opportunities must be seized providing the conditions are right.

The 100% option would imply a totally different endeavour and a stronger pool within the same industrial logic.

The Chairman goes on by pointing out that:

- the acquisition of the network from ENEL, which cost the equivalent of approximately 820 billion lire, is in line with forecasts and so, can be considered a profitable transaction for AEM;
- ENEL is trying to switch to coal since nuclear energy (an option which would take far too much time) is one of the two basic alternatives to cut costs;
- the swap of interest rates with lower and higher limits is the option that presents less risks to date;
- the Board of Directors of AEM will be called to decide on the residual equity interest in Fastweb.

If it chooses to sell the equity interest, this will be done at the proper moment, protecting the value of the investment in order to recover financial resources much required at this time, also in the light of the possible acquisition of Edison.

In regard to this latter point, the Chairman notes that the takeover bid for the acquisition of Edison presents two facets: if a takeover bid is required and, if so, at what price.

In the talks with EDF, ends the Chairman on the matter, AEM will guarantee a reliable and exhaustive contractual format providing protection against situations unforeseeable to date.

In relation to Mr. Trevisan's intervention, the Chairman recalls how the Board has verified, on the basis of opinions expressed by in-house jurists, that Article 16 of the by-laws complies with the Italian Civil Code rules. In the proceeding before the Administrative Court instituted to challenge the resolution adopted by the Municipal Council, questions were raised on the incompatibility of

Article 2449 of the Italian Civil Code with the EC law. Until the Court of Justice's decision, since the challenged resolution has not been brought before the civil jurisdiction, the Board cannot but comply with the provision of the by-laws adopted by the shareholders' meeting.

Mr. Trevisan complains he has not received the proper answers he had expected. He had firstly asked whether, in the Board's view, Law No. 332 of May 31, 1994, and subsequent amendments, special law, is applicable or less to Article 16 of the by-laws; if not, to state the reasons for this opinion. Secondly, having read extracts from a judgment that is both unequivocal and unambiguous, whose text requires no interpretation, he had asked what are the alleged reasons of public interest which would allow the provision of the by-laws to be deemed consistent with the European law and, broadly speaking, with the Italian law.

Professor Nobili intervenes on this point to note that, though the questions raised by Mr. Trevisan are undoubtedly controversial and unclear, and, what's more, currently under examination, today the Board of Directors cannot but go ahead with the by-laws adopted by the shareholders' meeting. There are other venues in which to discuss the juridical problems raised by the shareholder who intervened just a moment ago.

Mr. Buzzi criticises the lack of an answer to his request to examine the Morgan Stanley report dated March 31, 2004.

Mr. Fragapane is pleased with the answers received and points out that the Board of Directors can be deemed liable for the management of the Company, but certainly not for the performance in the stock. If one were to read the reports appearing in the economic newspapers on AEM, one would notice that the Company's price/earnings ratio is quite under-rated. For instance, AMGA stock showed a better performance, though prices, in his opinion, cannot be matched, since AEM is certainly a stronger company than AMGA. Then again, Mr. Fragapane points out that stock prices are affected by so many variables, even non-economic, which at times become secondary, or even psychological.

If the AEM stock did not do so well, this means it is under-rated.

In regard to the special powers, he also believes that the Board of Directors may be liable for the management of the Company, but certainly not for decisions adopted by the Municipal Council of Milan. A number of shareholders he says, would like to transform the AEM shareholders' meeting in an "extension" of the Municipal Council, to protest against the Mayor's conduct.

He trusts in the acknowledgement of the claim lodged against the statutory change, since this would, in any case, not prevent the Council from still being the pivotal shareholder, but would make the Company contestable, with the consequent "skyrocketing" of the share price.

Mr. Cugnasca requests an explanation on the actual purpose of the acquisition of Ecodeco, a request promptly answered by the Chairman, who points out that the acquisition involved the Ecodeco Group as a whole.

Continuing the reply, Mr. Cugnasca stresses that, as far as heat sale activities are concerned, efforts must be focused on the new large blocks, where central heating costs can be charged to the builders. Instead, for multiple-unit complexes equipped with own heating units, the replacement with single boilers requires a great deal of competitive management, with profits arising only from activities regarding the sale of fuel and maintenance.

Mr. Rizzo firstly points out that, although one must appreciate a democratic discussion that gives the opportunity to as many interventions as possible, it appears rather peculiar that the faculty of reply be granted to those who had taken the floor during the discussion, considering, in particular, that the shareholder who had previously intervened is, in actual fact, the professional who had conducted a study for the Board of Directors on the statutory amendments.

In reference to the replies received, he recalls that in the same way as the Chairman, who is an engineer, he is a physicist, therefore, well acquainted with the concept of homogeneity. In his considerations on the stock performance, he has detailed the benchmarks, stating that the share prices were compared over a specific time period, that is, in the period between the adoption of the resolution up to the present day: he has, therefore, adopted a homogenous and objective criterion.

Mr. Basilio Rizzo points out that, although other figures and parameters may be taken into account, shareholders usually consider the share price. In any case, he stresses his considerations received no reply: he had made comparisons and had drawn his conclusions. He had particularly stressed that the Board, in his opinion, had not acted in the interests of the Company, in terms of market values, and had also considered that the directors should not answer to the interests of a single shareholder, but to the interests of all the shareholders, including minority shareholders.

The Chairman, continues Mr. Rizzo, declares that the stock performance does not depend on the statutory amendments. However, he recalls that the shareholder who had previously taken the floor, had too stressed that, should the claim be acknowledged, the shares would most likely "skyrocket": the statement appears to recognise the legitimacy of his request to learn the real reasons for the decision and the parties who suffered the consequent damages.

He firmly believes, as he took part in filing the claim, that the European Court will acknowledge the claimants' appeal; in this case, the entire Board of Directors will probably have to step down owing to their inactivity in preventing such a transaction which, in his view, clearly clashes with the provisions in force. In this regard, he points out that in Italy there are lawyers who uphold positions that cannot be defended from all viewpoints: the Board of Directors' task, though, is to protect the interests of all shareholders.

He also complains he received a "non-answer" regarding Metroweb and recalls he had asked whether the company had acquired or less new clients, a question left unanswered by the Chairman. He also announces his formal request to receive all the useful documentation on the acquisition of Ecodeco, which not only holds a waste to energy patent, but is involved in many other activities. If AEM had been interested in that specific activity only, it could have acquired the patent or the relevant branch of business. If, instead, its strategy involves total acquisition of the Ecodeco Group, then reasons must be given, since, in his view, many of the acquired Group's activities do not fall within AEM's corporate purpose.

In this regard, he notes that the Municipality of Milan already manages waste to energy activities autonomously, and stresses again not to understand the reasons for the investment.

Since no other person takes the floor, the Chairman points out, in further reply to Mr. Buzzi, that the report he requested is part of the documentation which is unavailable.

He then points out to Mr. Basilio Rizzo that, in actual fact, the situation of the Metroweb clients has not substantially changed.

As for Ecodeco, the Chairman notes that Ecodeco's line of business differs from AMSA's activities. Its mission and primary purpose is to obtain raw material used in the production of electricity, and certainly not to dispose waste. The company also operates in London, and its acquisition meets AEM's strategy to remain in a niche sector of electricity production, for the very purpose of protecting its margins.

In regard to the by-laws, he firstly points out to have given Professor Nobili the opportunity to have his say, since whoever is legitimised, is empowered to take the floor; secondly, since the matter is extremely technical, it seemed appropriate to give an opportunity also to those who are technically qualified.

In any case, in his capacity as Chairman of the Board of Directors of AEM, not surely as a judge, he cannot but have every confidence in the Court's decision, without expressing any prior opinion;

otherwise, on the one hand, there would be an undue commingling of roles, and, on the other, the risk of harming the Company should the view he upholds be inconsistent with the Court's.

In any case, the Board of Directors still firmly believe to have complied with every regulation in force.

Should the Court decide otherwise, only then will the Board adopt the appropriate decisions.

Upon Mr. Trevisan's further request to receive answers to his questions, the Chairman confirms his wish not to discuss the merits of the question raised and to await the decision of the European Court.

Mr. Buzzi points out that the Directors' Report presented during the extraordinary shareholders' meeting of March 31, 2004, which voted the e.Biscom-Aem transaction, clearly mentioned a report signed by Morgan Stanley. This document is important, or rather, crucial, since the terms of the transaction were defined on the basis of this very report. Given the assumptions, he adds, the unquestionable legitimacy of the request to examine a fundamental document to verify the benefits and fairness of the transaction is absolutely crystal-clear, as it is likewise evident that to deny access to documents represents a contradiction in terms, as well as an uncomfortable admission that their essence does not uphold the decisions imposed on the shareholders' meeting, and the umpteenth enormous violation of the fundamental and elementary rights of shareholders. The foregoing denial, adds Mr. Buzzi, proves the discomfiture of those who arranged, proposed and imposed the approval of the resolution for purposes that can hardly be identified with the interests of AEM. The silence and omissions before and during voting operations, and the current attempt to classify a fundamental document as secret is revealing enough. The proposal is to promptly request this document through judicial channels.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- stated that at the beginning of the vote (at 1:07 p.m.), no. 93 shareholders - representing in person or by proxy no. 1,077,954,838.- voting shares, equivalent to 59.88% of the share capital, were present;
- put to vote the proposal for the approval of the financial statements for the financial year ended December 31, 2004, of the Management Report, and of the profit distribution, as drawn up by the Board of Directors, previously read and transcribed herein below:

" The Shareholders' Meeting

- having acknowledged the Management Report of the Board of Directors;

- having acknowledged the Report of the Board of Statutory Auditors;

- having acknowledged the Report of the accounting firm;

- having examined the financial statements as of December 31, 2004, which show a profit of € 153,730,202.-

Resolves

a) to approve:

- the Management Report of the Board of Directors;

- the balance sheet and the relevant income statement and the notes to the financial statements for the relevant financial year, all of which show a profit of € 153,730,202.-, as submitted by the Board of Directors as a whole and in the individual entries, with the suggested earmarking and allocations;

b) to allocate the operating profit, equal to € 153,730,202.- as follows:

- € 7,686,510.- as a legal reserve;

- € 51,427,798.- as an extraordinary reserve;

- € 94,615,894.- as a dividend to the shareholders, corresponding to € 0.053.- for each of the 1,785,205,550 shares outstanding, net of the Company's own shares, to be sold in favour of third parties and net of the remaining 14,841,850 own shares, with respect to a total of 1,800,047,400 ordinary shares. The dividend shall not be entitled to any tax credit, and based on the recipient, shall be subject to source-withholding tax, i.e. shall partially contribute to form the taxable income. Payment take place starting from June 23, 2005, as against detachment of coupon no. 7".

The meeting unanimously approved and the Chairman announced the result.

Opposing votes: no. 70,200 shares.

Abstained: no. 11,100 shares.

Favourable votes: no. 1,073,082,427 shares.

Non-voting: no. 200 shares.

See attached details.

* * *

The Chairman goes on to discuss the second item on the agenda bearing "**Determinations pursuant to Article 16 of the By-Laws: definition of the number of directors;**

acknowledgement of the members of the Board of Directors directly appointed by the Municipality of Milan; election of the directors not directly appointed by the Municipality of Milan." and, by the attendants' unanimous consent, proposes to omit the reading of the Directors' Explanatory Report, in order to leave greater space to the discussion.

The Chairman recalls that Article 16 of the by-laws sets a minimum of 7 and a maximum of 9 members of the Board of Directors, as established by the shareholders' meeting. The Municipality of Milan is empowered to directly appoint a number of Directors proportional to the size of its equity interest, rounding off to the lower figure in case of fractional number. In any case, the Municipality of Milan cannot directly appoint more than a quarter of the total number of Directors to be appointed, rounding off to the lower figure in case of fractional number.

The Directors who are not appointed directly by the Municipality of Milan are, instead, elected from lists presented by the outgoing directors or by shareholders, including the Municipality of Milan, representing at least 1% of the voting shares in the ordinary shareholders' meeting.

The shareholders who intend to take the floor and present proposals on the definition of the amount of members of the Board of Directors, are invited to do so by giving their name in advance to the Secretary at the Chairman's table, announcing their name before every intervention and reply, if any, in order to simplify drafting of the minutes.

The Chairman then invites the Municipality of Milan's representative, who put his name down, to take the floor.

Professor Talamona, councillor in the Municipal Council of Milan, representing the latter, intervenes and announces that the Municipality of Milan proposes the Board of Directors to be formed by 9 members.

Mr. Trevisan takes the floor and recalls the observations already made, and declares that the Chairman still intends to await the decision of the European Court of Justice, despite the presence of clear, specific and unequivocal questions. He adds that the questions have been probably left unanswered because one does not know what answer to give.

He then stresses that item 2 on the agenda also includes the acknowledgement of direct appointment, the election through lists and the definition of the number of directors, the latter aspect he believes not to have been sufficiently detailed in the drafting of the agenda. This bunch of issues creates quite a few difficulties for the shareholders, since those disagreeing with direct appointment must also be able to express a general unfavourable vote. He therefore urges that the agenda be further developed, should the Board be appointed. In the current venue, his vote will be

unfavourable, not for the fact that he believes that the persons to be appointed lack the qualities to sit on the Board, but because the voting procedures, that is, the limit set to the number of directors appointed by the shareholders' meeting, lead him to vote against.

He then asks whether he has the faculty or less to propose candidate directors to the posts not covered by the presented lists, that is, whether he can propose candidates replacing those directly appointed by the Municipality of Milan.

Mrs. Tedesco firstly points out that she speaks in representation of a number of client funds from the management company Hermes, one of the major pension fund managers in the UK, managing total assets in excess of 72 billion Euro, approximately 400 million Euro of which are invested in shares in Italian companies. The total investment in AEM is approximately 1,200,000 Euro at current market values.

She takes note of the answer given by the Board of Statutory Auditors on the claim submitted pursuant to Article 2408 of the Italian Civil Code, and expresses her disagreement with the decision to await for the ruling of the European Court of Justice and to concurrently go ahead in an atmosphere of uncertainty. She therefore states her intention to vote against the candidatures for the election of the members of the Board of Directors, and so expresses her disapproval of the election rules adopted, which allow the Municipality of Milan to directly and indirectly appoint over half the Board, despite the Municipality of Milan's equity interest has dropped below the 50% threshold of the share capital.

Her disapproval does not regard the profiles of the candidates, but rather the governance structure adopted by the Company, since it introduces a kind of protectionism that benefits the current managerial and controlling structure. She believes this nature of protectionism is detrimental, since it prevents shareholders representing the majority of the share capital from changing the key bodies in the Company, even if this were to be appropriate in the future.

She recalls that in 2004, the funds she represents had expressed their disapproval, either by voting in the shareholders' meeting or by turning to the Board of Directors and to the Board of Statutory Auditors. It is known that the *TAR*[4] of the Lombardy Region has requested the Court of Justice to give its verdict on the compatibility of the AEM's provisions with the EC law. The decision is being patiently awaited.

But today, emphasis must rather be placed on the fact that, irrespective of the legitimacy or less of any form of protectionism, the belief is that protectionism, in itself, is self-defeating in a mature

[4] *[Tribunale Amministrativo Regionale, Regional Administrative Court]*

company and that, broadly speaking, the only kind of protection acceptable in such a company as AEM is a sound and transparent management which reflects itself in high market prices and, therefore, keeps hostile attitudes at bay.

Accordingly, she intends to express the disappointment of the funds represented for each appointment effected pursuant to Article 16 of the by-laws, and, for the same reasons, announces her disagreement with the proposals made pursuant to Articles 17 and 22 of the by-laws, relating, respectively, to the election of the Chairman and of the Board of Statutory Auditors.

To conclude, she draws attention to the fact that the slip distributed lacks the box to express an unfavourable vote.

Mr. Graziosi points out that it would be reprehensible to unilaterally amend a contract and stresses, by way of example, that it would be very odd for a supplier to unilaterally decide to change a price already agreed upon.

Mr. Graziosi stresses that, upon acquisition of AEM shares, he had actually entered into a contract that entitled him not only to the acquired shares, but also to specific rights of representation and specific profit-sharing rights. Instead, following the ill-famed amendment to the by-laws, a decision adopted only by the majority of shareholders, the right of representation associated with the shares has been, in actual fact, cut in two, trampling on the most elementary rules of trade.

Hence, he expresses his concern that the Municipality of Milan may copy such an attitude in the future and take other decisions that unduly amend the contracts entered into with shareholders.

Mr. Fragapane points out, in any case, that given the equity interest currently held in AEM, the Municipality of Milan could have waived the special powers established by the disputed by-law clause, or could have been able to appoint its own directors, since this possibility is barred only in the unlikelihood that all other shareholders take part in the vote against the majority shareholder. On the other hand, he notes that in many companies, even majority shareholders who control a very lower equity interest than the interest held by the Municipality of Milan in AEM, manage to appoint the Board of Directors of their liking.

The Chairman, in reply to the question raised by Mr. Trevisan, points out that candidatures alternative to the directors appointed directly by the Municipality of Milan are not accepted.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;

- stated that at the beginning of the vote (at 1:26 p.m.), no. 90 shareholders - representing in person or by proxy no. 1,077,821,338.- voting shares, equivalent to 59.87% of the share capital, were present;

- put to vote by a show of hands the proposal by the Municipality of Milan to *set at 9 the number of directors for the 2005-2007 three-year period."*

The meeting unanimously approved and the Chairman announced the result.

Opposing votes: no. 2,212,429 shares.

Abstained: no. 5,099 shares.

Favourable votes: no. 1,070,812,699 shares.

Non-voting: no. 200 shares.

See attached details.

*

The representative of the Municipality of Milan, upon the Chairman's invitation, informs the shareholders' meeting that the Directors appointed directly by the Municipality are Mr. Mario Mauri and Mr. Giuliano Zuccoli.

*

As for the Directors not appointed directly by the Municipality of Milan, the Chairman announces that:

- within the terms and procedures laid down by Article 16 of the by-laws:

-- on April 9, 2005, n. 2 lists of candidates were deposited, one by the shareholder Municipality of Milan, representing 42.19% of the share capital, and the other by the shareholder Fondazione Cariplo, representing 1.948% of the share capital. These lists are accompanied by statements of final acceptance of the posts, by statements of non-existence of reasons for ineligibility and/or lapse, and by CVs;

-- the lists presented have been published, in accordance with the by-laws, in the newspapers *Il Sole 24 Ore, Milano Finanza* and *Il Giornale* of April 19, 2005.

The Chairman then announces the names of the candidates appearing in **list n. 1** presented by the shareholder Municipality of Milan, and informs those present that the relative CVs are available:

1. Alberto Sciumè;
2. Francesco Randazzo;

3. Paolo Oberti;

4. Dario Cassinelli;

5. Lucia Arizzi;

6. Andrea Gilardoni;

7. Gianni Castelli.

He then announces the names of the candidates appearing in **list n. 2** presented by the shareholder Fondazione Cariplo, and informs those present that the relative CVs are available:

1. Antonio Taormina;

2. Aldo Scarselli;

3. Umberto Quadrino.

Since the shareholders' meeting has chosen to appoint 9 directors, the Chairman recalls that, pursuant to Article 16 of the by-laws, following the election of the directors not directly appointed by the Municipality of Milan:

a) four directors appearing in progressive order will be drawn from the most-voted list;

b) three directors still awaiting election will be drawn from the second most-voted list.

The shareholders who intend to take the floor are invited to do so by giving their name in advance to the Secretary at the Chairman's table, announcing their name before every intervention and reply, if any, in order to simplify drafting of the minutes.

Upon Mr. Trevisan's request, in regard to the appointment of the directors through the list voting system, the Secretary announces that the slips lack the box to express an unfavourable vote since, in this procedure, options are restricted to the vote for one of the two lists, or to abstention, with every vote cast still recorded in the minutes.

In this regard, Mr. Trevisan declares he also represents certain partners who had voted against, and points out that there are other companies that authorise the casting of an unfavourable vote in the election of directors through the list voting system, a faculty indicating that neither list be appointed.

He therefore requests the possibility to express an unfavourable vote, a possibility which, he states, is also imposed by the current rules in force.

Accordingly, the Chairman acknowledges that, should they wish, shareholders may express an unfavourable vote also in the list voting system.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;

- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;

- recalls that, pursuant to Article 16 of the by-laws, each shareholder is entitled to vote one single list.

- stated that at the beginning of the vote (at 1:36 p.m.), no. 89 shareholders - representing in person or by proxy no. 1,077,821,336.- voting shares, equivalent to 59.87% of the share capital, were present;

- put to vote by a show of hands the lists of candidate Directors previously explains, by authorisation pursuant to Article 2390 of the Italian Civil Code.

The Chairman declares voting operations closed and announces the results.

The most-voted list is the list presented by the shareholder Municipality of Milan, with n. 772,051,627 votes, representing 71.95% of the share capital with voting rights in the shareholders' meeting.

The second most-voted list is the list presented by the shareholder Fondazione Cariplo, with n. 287,264,770 votes, representing 26.77% of the share capital with voting rights in the shareholders' meeting.

Opposing votes: no. 1,991,229 shares.

Abstained: no. 203,599 shares.

Non-voting: no. 11,519,200 shares.

See attached details.

The Chairman then:

- proclaims the following candidates elected as Directors:

-- Alberto Sciume' (Municipality of Milan list);

-- Francesco Randazzo (Municipality of Milan list);

-- Paolo Oberti (Municipality of Milan list);

-- Dario Cassinelli (Municipality of Milan list);

-- Antonio Taormina (Fondazione Cariplo list);

-- Aldo Scarselli (Fondazione Cariplo list);

-- Umberto Quadrino (Fondazione Cariplo list);

- announces the summary results of the resolutions regarding the second item on the agenda: proclaiming that:

-- the Board of Directors will be formed by nine members;

-- the members of the Board of Directors for the 2005/2007 three-year period, until approval of the financial statements as of December 31, 2007, are the following:

1. Dario Cassinelli;
2. Mario Mauri;
3. Paolo Oberti;
4. Umberto Quadrino;
5. Francesco Randazzo;
6. Aldo Scarselli;
7. Alberto Sciumè;
8. Antonio Taormina;
9. Giuliano Zuccoli.

To conclude, the Chairman expresses his gratitude to the outgoing directors, Mr. Gianni Castelli and Mr. Giulio Del Ninno, for their important and precious contribution to the Company in the activities of the Board of Directors over the past three-year period.

* * *

The Chairman goes on to discuss the third item on the agenda, bearing "**Appointment of the Chairman of the Board of Directors**", and recalls that, pursuant to Article 17 of the by-laws, the Chairman of the Board of Directors must be chosen among the directors chosen by the Municipality of Milan.

He invites the shareholders to voice their proposals in this regard and opens the discussion, inviting those who wish to take the floor to do so by firstly registering their name with the Secretary to simplify drafting of the minutes, and announcing their name before each intervention and reply, if any.

The Chairman then invites the Municipality of Milan's representative, who put his name down, to take the floor.

Professor Talamona announces that the Municipality of Milan's intention is to appoint and confirm Mr. Giuliano Zuccoli as Chairman of the Company.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;

- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;

- stated that at the beginning of the vote (at 1:49 p.m.), no. 88 shareholders - representing in person or by proxy no. 1,077,621,336.- voting shares, equivalent to 59.86% of the share capital, were present;

- put to vote by a show of hands the proposal by the shareholder Municipality of Milan to *appoint* and confirm *Mr. Giuliano Zuccoli as Chairman of the Board of Directors.*

The meeting unanimously approved and the Chairman announced the result.

Opposing votes: no. 5,122,924 shares.

Abstained: no. 999 shares.

Favourable votes: no. 1,067,706,302 shares.

Non-voting: no. 200 shares.

See attached details.

The Chairman announces that Mr. Giuliano Zuccoli has been appointed Chairman of the Board of Directors of AEM S.p.A. for the 2005-2007 three-year period, until approval of the financial statements as of December 31, 2007.

* * *

The Chairman goes on to discuss the fourth item on the agenda, bearing **"Determination of the remuneration of the Board of Directors pursuant to Article 2389, paragraph 1, of the Italian Civil Code",** and invites the shareholders' meeting to define the remuneration of the members of the Board of Directors for the 2005/2007 three-year period pursuant to Article 2389, paragraph 1, of the Italian Civil Code and to Article 16, last paragraph, of the by-laws.

He invites the shareholders to voice their proposals in this regard and opens the discussion, inviting those who wish to take the floor to do so by firstly registering their name with the Secretary to simplify drafting of the minutes, and announcing their name before each intervention and reply, if any.

The Chairman then invites the Municipality of Milan's representative, who put his name down, to take the floor.

Professor Talamona proposes that each member of the Board of Directors be paid a yearly compensation equal to the sum received in the previous financial year, increased by the overall inflation rate assessed over the last three-year period.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- stated that at the beginning of the vote (at 1:54 p.m.), no. 81 shareholders - representing in person or by proxy no. 1,077,606,137.- voting shares, equivalent to 59.86% of the share capital, were present;
- put to vote by a show of hands the proposal by the shareholder Municipality of Milan.

The Chairman proclaims the proposal approved by majority (formally acknowledging that the annual remuneration for each member of the Board of Directors is 39,496 Euro).

Opposing votes: no. 35,200 shares.

Abstained: no share.

Favourable votes: no. 1,072,779,826 shares.

Non-voting: no. 200 shares.

See attached details.

* * *

The Chairman goes on to discuss the fifth item on the agenda, bearing "**Determinations pursuant to Article 22 of the By-Laws: acknowledgement of the members of the Board of Statutory Auditors directly appointed by the Municipality of Milan; election of the auditors not directly appointed by the Municipality of Milan**" recalls that:

- pursuant to Article 22 of the by-laws, the Board of Statutory Auditors is formed by three regular auditors and two substitute auditors;
- the Municipality of Milan is empowered to directly appoint a number of auditors, in any case, a maximum of two regular auditors and one substitute auditor, proportional to the size of its equity interest;
- auditors not directly appointed by the Municipality of Milan will be elected through the list voting system, pursuant to Article 16 of the by-laws.

The Chairman invites the Municipality of Milan's representative to make the shareholders' meeting acquainted with the names of the auditors directly appointed by the Municipality of Milan.

The Municipality of Milan's representative takes the floor and announces that the Auditors directly appointed by the Municipality of Milan are the following: Mr. Alfredo Fossati (regular member) and Mr. Giovanni Nicola Rocca (substitute member).

As for the Auditors not appointed directly by the Municipality of Milan, the Chairman announces that:

- within the terms and procedures laid down by the current by-laws, on April 9, 2005, n. 2 lists of candidates were deposited, one by the shareholder Municipality of Milan, representing 42.19% of the share capital, and the other by the shareholder Fondazione Cariplo, representing 1.948% of the share capital

- the lists are accompanied by statements of final acceptance of the posts, by statements of non-existence of reasons for ineligibility and/or lapse, by statements on the possession of the requirements of professionalism and integrity provided for by the applicable legislation, by registration in the register of auditors and by CVs;

-- the lists presented have been published, in accordance with the by-laws, in the newspapers *Il Sole 24 Ore, Milano Finanza* and *Il Giornale* of April 19, 2005.

The Chairman then announces the names of the candidates appearing in **list n. 1** presented by the shareholder Municipality of Milan, and informs those present that the relative CVs are available:

Regular members:

1. Salvatore Rino Messina;
2. Velia Mauri;

Substitute member:

- Antonio Candido.

He then announces the names of the candidates appearing in **list n. 2** presented by the shareholder Fondazione Cariplo, and informs those present that the relative CVs are available:

Regular member:

1. Luigi Carlo Spadacini;

Substitute member:

1. Renato Ravasio.

Furthermore, the Chairman recalls that, pursuant to the current by-laws, following the election of the regular and substitute auditors not directly appointed by the Municipality of Milan:

a) a regular auditor will be drawn from the most-voted list;

b) the other regular auditor and the second substitute auditor will be drawn from the second most-voted list.

The Chairman declares the discussion open. The shareholders who intend to take the floor are invited to do so by giving their name in advance to the Secretary at the Chairman's table, announcing their name before every intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. Trevisan asks if there is the possibility to propose, to the shareholders' meeting, the candidature of an auditor as a substitute for the auditor directly appointed by the Municipality of Milan.

The Chairman's answer is no.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;

- recalls that, pursuant to the by-laws, each shareholder is entitled to vote one single list.

- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;

- stated that at the beginning of the vote (at 2:00 p.m.), no. 76 shareholders - representing in person or by proxy no. 1,077,590,136.- shares, equivalent to 59.86% of the share capital, were present;

- put to vote by a show of hands the above lists of candidate auditors.

The Chairman declares voting operations closed and announces the results.

The most-voted list is the list presented by the shareholder Municipality of Milan, with n. 769,672,158 votes, representing 71.74% of the share capital with voting rights in the shareholders' meeting.

The second most-voted list is the list presented by the shareholder Fondazione Cariplo, with n. 287,265,269 votes, representing 26.77% of the share capital with voting rights in the shareholders' meeting.

Abstained: no. 10,000 shares.

Opposing votes: no. 4,339,598 shares.

Non-voting: no. 11,512,201shares.

See attached details.

The following candidates have been elected auditors:

Regular auditors:

- Salvatore Rino Messina (Municipality of Milan list);

- Luigi Carlo Spadacini (Fondazione Cariplo list);

Substitute auditor:

- Renato Ravasio (Fondazione Cariplo list)

The Chairman:

- announces that the members of the Board of Statutory Auditors for the 2005/2007 three-year period, until approval of the financial statements as of December 31, 2007, are the following:

Regular auditors:

-- Alfredo Fossati;

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

Substitute auditors:

-- Renato Ravasio;

-- Giovanni Nicola Rocca;

- recalls that the Chairman of the Board of Statutory Auditors will be appointed by absolute majority of the regular members of the Board of Statutory Auditors, pursuant to Article 22-*bis* of the by-laws.

The Chairman expresses his gratitude also to the outgoing auditor Mr. Italo Bruno Vergallo for his precious and effective contribution given in the past three-year period.

* * *

The Chairman goes on to discuss the sixth item on the agenda, bearing "**Determination of the remuneration of the Board of Statutory Auditors pursuant to Article 2402 of the Italian Civil Code**", and invites the shareholders' meeting to define the annual remuneration of the members of the Board of Statutory Auditors for the 2005/2007 three-year period pursuant to Article 2402 of the Italian Civil Code.

The Chairman declares the discussion open. The shareholders who intend to take the floor are invited to do so by giving their name in advance to the Secretary at the Chairman's table, announcing their name before every intervention and reply, if any, in order to simplify drafting of the minutes.

The Chairman then invites the Municipality of Milan's representative, who put his name down, to take the floor.

Professor Talamona proposes that the Statutory Auditors be paid a yearly compensation equal to the sum received in the previous financial year, increased by the overall inflation rate assessed over the last three-year period.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- stated that at the beginning of the vote (at 2:07 p.m.), no. 76 shareholders - representing in person or by proxy no. 1,077,590,136.- voting shares, equivalent to 59.86% of the share capital, were present;
- put to vote by a show of hands the proposal by the shareholder Municipality of Milan.

The Chairman proclaims the proposal approved by majority (formally acknowledging that the annual remuneration for the Chairman of the Board of Statutory Auditors is equal to 48,035 Euro, and that the annual remuneration for each Regular Auditor is equal to 32,024 Euro).

Opposing votes: no. 21,200 shares.

Abstained: no. 92,777.

Favourable votes: no. 1,072,685,048 shares.

Non-voting: no. 200 shares.

See attached details.

* * *

The Chairman goes on to discuss the seventh item on the agenda, bearing "**Purchase and sale of own shares: inherent and consequent resolutions**", and in order to focus more on the discussion, the Chairman proposes to omit reading the Directors' Explanatory Report on the issue, drawn up in compliance with the Issuers' Regulations of *Consob*.

The Chairman declares the discussion open. The shareholders who intend to take the floor are invited to do so by giving their name in advance to the Secretary at the Chairman's table, announcing their name before every intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. Graziosi takes the floor and declares his basic agreement with the purchase of own shares, but his intention to cast an unfavourable vote owing to disagreements on the use made by the Board of

Directors of the previously effective authorization, and, in particular, to the Board's failure to spread information on the purchases made.

Given that no one else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- stated that at the beginning of the vote (at 2:13 p.m.), no. 76 shareholders - representing in person or by proxy no. 1,077,590,136.- voting shares, equivalent to 59.86% of the share capital, were present;
- put to vote by a show of hands the following proposal submitted by the Board of Directors:

"The Shareholders' Meeting

- once the Explanatory Report of the Board of Directors - that has been drawn up pursuant to Article 115 of Legislative Decree no. 58, dated February 24, 1998, and to Articles 73 and 93 of the Consob Resolution no. 11971, dated May 14, 1999 - has been heard;

- having noted that, at the date of the Directors' Report, AEM owns 22,751,455 own shares amounting to a total of 1.26% of the total share capital (of which 7,909,605 are intended for assignment prior to the Shareholders' Meeting) and none of the latter company's subsidiaries holds ordinary AEM shares;

- once acknowledged the opportunity to renew the authorisations for transactions for the purchase and sale of shares, for the purposes and in accordance with the procedures referred to hereinabove;

resolves

1. "to approve - pursuant to and for the effects of Article 2357 of the Italian Civil Code - the purchase - on one or more occasions - of own shares within a maximum total amount not exceeding 10% of the share capital and, in any case, for a total expenditure not exceeding 300 million Euro, taking into account the own shares already held by AEM; said purchase is to be made according to the procedures agreed upon with Borsa Italiana S.p.A., within 18 months subsequent to the date of this resolution";

2. "to provide that the purchases referred to in point 1 above have to be made for a unit consideration not lower than the par value of the security (0.52 Euro) and not exceeding 5% (five

percent) of the reference price recorded by the security in the stock exchange session preceding every single purchase transaction";

3. "to provide that the purchases referred to in point 1 above have to be made within the limits of the distributable profits and of the available reserves resulting from the last financial statements approved by the Company";

4. "to authorise acts of disposition concerning the Shares to be made both through sale and exchange of shareholdings within the framework of industrial projects";

5. "to provide that the sales referred to in point 4 above have to be made, also in more than one context, within 18 months subsequent to the date of this resolution, in the framework of both trading activities and block trade, and, finally, in the electronic stock market, for a unit sale consideration which may not be lower than 5% (five percent) with respect to the reference price of the shares recorded in the session preceding every single transaction. Said price limit shall not apply in the event of exchanges of own shares made within the framework of industrial projects";

6. "to grant the Board of Directors - and the Chairman, through the Board itself - the widest powers necessary to entirely and fully implement the resolutions referred to in the points above".

The Chairman declares voting operations closed and proclaims the proposal approved by majority.

Opposing votes: no. 38,700 shares.

Abstained: no share.

Favourable votes: no. 1,072,760,325 shares.

Non-voting: no. 200 shares.

See attached details.

* * *

There being no other item on the agenda to discuss, the Chairman thanks those present and declares the shareholders' meeting adjourned at 2.20 p.m., renewing his invitation to all those present to visit the "*Casa dell'Energia*" of AEM.

The Secretary | The Chairman